CHOATE, HALL & STEWART LLP

Two International Place

Boston, MA 02110

T (617) 248-5000 F (617) 248-4000

Barbara M. Johnson

(617) 248-5090

bjohnson@choate.com

March 9, 2007

By Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 4-06

Washington, D.C. 20549

Attention:	Kathleen Collins
Accounting Branch Chief

Re:	Open Text Corporation
Form 10-K for Fiscal Year Ended June 30, 2005
Form 10-Q for the Quarter Ended September 30, 2005
Form 10-Q for the Quarter Ended December 31, 2005
Form 10-Q for the Quarter Ended March 31, 2006
File No. 000-27544

Dear Ms. Collins:

On behalf of our client Open Text Corporation (the “Company”), this letter reflects the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated October 7, 2006 to Mr. Paul McFeeters, the Company’s Chief Financial Officer, in accordance with several telephone conversations with the Staff.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

Note 9 - Accounts Payable - Trade and Accrued Liabilities

Excess Facility Obligations and Accrual Relating to Acquisitions, page 77

1.

We note your response to our previous comments no. 5 and 6 where you indicate that the minority shareholders continue to contest the fair value of the minority shares in the German courts and therefore, the Company believes that the legal costs incurred in the Squeeze-out should continue to be deferred and adjusted to goodwill upon acquisition of such shares. Pursuant to paragraph B177 of the SFAS 141, however,

United States Securities and Exchange Commission

March 9, 2007

contingencies that arise from the acquisition and did not exist prior to the acquisition (i.e. litigation over the acquisition) are not considered preacquisition contingencies. The legal costs incurred appear to be a result of the acquisition and not a direct cost of the acquisition and should therefore be expensed as incurred. We note the Company incurred $476,063 of such costs during the quarter ended, March 31, 2006 and $607,446 during the quarter ended December 31, 2005, which if recorded as expenses pursuant to SFAS 141 would appear to have been material to the Company’s results of operations for such periods. We further note that you recorded $434,315 of such costs during fiscal 2005. Tell us if you recorded any similar amounts during the quarter ended June 30, 2006 or any other periods not referenced herein. Please revise your financial statements accordingly or tell us why you believe a restatement is not considered necessary.

At the Staff’s request, based on a conference call held on November 3, 2006, we filed an interim response letter (the “Interim Letter”) on behalf of the Company on November 22, 2006 setting forth an explanation of the acquisition process in Germany and more detailed timelines of the Company’s acquisitions of IXOS Software AG (“IXOS”) and Gauss Interprise AG (“Gauss”).

Based on the Interim Letter and additional telephone conversations with the Staff, it is our understanding that this comment has been resolved. In the event that the Company should effect an acquisition in Germany in the future, the Company will capitalize the legal costs incurred and adjust to goodwill only after all of the shares have been acquired.

2.	In this same regard, we note from your response to our previous comment no. 3 that the Company incurred similar costs in defense of the Domination Agreement in your IXOS acquisition. The schedule in Appendix C shows $1,480,182, $476,063 and $138,863 of such costs in the first three quarters of fiscal 2006, which when combined with the adjustments noted in your previous comment would have been material to the Company’s results of operations if expensed pursuant to paragraph B177 of SFAS 144. Tell us if you recorded any similar expenses during the fourth quarter of fiscal 2006. Revise your financial statements accordingly or explain why you believe a restatement is not considered necessary.

Please see our response to comment number 1. Based on the Interim Letter and additional telephone conversations with the Staff, it is our understanding that this comment has been resolved.

3.

We note that the Company incurred other similar legal costs, which you also capitalized to goodwill as part of the purchase price allocation (i.e. $847,000 in the Bluebird/Tilbury transaction) in fiscal 2005. In previous correspondence with the Staff (your letter dated December 23, 2005) you referenced a December 11, 2003 AICPA Conference Speech by Randolph Green of the SEC to support your accounting

United States Securities and Exchange Commission

March 9, 2007

treatment for such costs. While Mr. Green’s speech does suggest there are instances where the Staff has been persuaded that the settlement amount has a clear and direct link to the purchase price, it does not suggest that the legal costs incurred in such litigations should be reflected as an adjustment to the purchase price. Therefore, the Staff continues to believe that such costs should have been expensed as incurred. We note that in addition to the $847,000 incurred in the Bluebird acquisition, the Company also incurred $434,315 of such costs in the Gauss acquisition as indicated in your previous comment. Tell us if you recorded any similar amounts as goodwill adjustments during fiscal 2005. Please revise your financial statements accordingly or tell us why you believe a restatement is not considered necessary.

The dispute between Open Text and the Tilburys related to the calculation of the contingent consideration to be paid as part of the purchase price in connection with the acquisition. In April and August 2005, an arbitrator ruled that the Company was required to pay the Tilburys’ legal costs associated with the entire settlement. The Company believes that, with the exception of legal costs incurred to determine the severance and leasehold components of the settlement, all other legal costs were primarily incurred to establish the appropriate “earn-out” period and payment and, therefore, a clear and distinct link to the determination of the purchase price can be established. Accordingly, the Company believes that the legal costs related to the settlement of the litigation awarded by the arbitrator, except those related to the severance and leasehold components, are directly related to the calculation of the “appropriate” purchase price and should be adjusted to the cost of the acquisition.

The Company believes that these costs are not material when considered in relation to the Company’s net income for the fiscal year ended June 30, 2005 or the carrying value of goodwill as of June 30, 2005. No similar amounts were booked as goodwill adjustments for fiscal 2005. Based on telephone conversations with the Staff, it is our understanding that this comment has been resolved.

4.	We note your response to our previous comment no. 7 and your detailed breakdown of the adjustments to goodwill for the first three quarters of fiscal 2006. We note, however, from your disclosures in Note 5 to the Company’s June 30, 2006 Form 10-K that you recorded an additional $12.2 million of adjustments in the fourth quarter of fiscal 2006. Provide a similar breakdown of your goodwill adjustments for the quarters ended June 30 and September 30, 2006 and for fiscal 2004 and 2005.

For the Company’s response, please see Appendices A to C attached hereto.

5.	We note the adjustments to goodwill for “correction of errors identified in prior periods”. We further note where you state “amounts were individually immaterial to the financial statements when considered either on their own or in conjunction with other unadjusted differences”. Please explain your conclusions and tell us specifically what you mean by “other unadjusted differences”. Also, tell us how you reconsidered the materiality of these adjustments in light of the Staff’s comments above.

United States Securities and Exchange Commission

March 9, 2007

The adjustments to goodwill for “corrections of errors identified in prior periods” relate to adjustments that were identified either by management or the Company’s auditors in one period but not booked until the subsequent period. Management’s decision not to book these adjusting journal entries until a subsequent period was based solely on an assessment of their materiality. Specifically, the adjustments relating to “corrections of errors identified in prior periods” can be explained as follows:

Quarter ended September 30, 2005:

Eloquent – $250,000 reduction of goodwill	This adjustment relates to pre-acquisition litigation related to the Eloquent acquisition. $500,000 was originally accrued in connection with such litigation, which represented management’s best estimate at the time of the amount that would be ultimately paid. During the June 30, 2005 year end audit, it was noted that the Company had an insurance policy that would cover this claim with a deductible of $250,000. Although the adjustment to reduce the amount accrued was identified prior to June 30, 2005, it was not booked until the quarter ended September 30, 2005.

IXOS – $689,000 increase of goodwill	This is an adjustment to goodwill identified during the period ended June 30, 2005 as a result of the change in the minority interest owned by the Company during the year. Goodwill was increased to reflect the additional purchases by the Company of the minority interest, and the minority interest on the balance sheet was decreased.

Quarter ended December 31, 2005:

IXOS – $1,049,344 reduction of goodwill

This is made up of the following:

•       An adjustment resulting in the reduction of goodwill in the amount of $685,844 due to the double-booking of an asset retirement obligation assumed in the acquisition of IXOS.

•       An adjustment resulting in the reduction of goodwill in the amount of $363,500 due to the incorrect booking of a foreign exchange gain of $181,500 in the quarter ended September 30, 2005. In fact, a foreign exchange loss in the amount of $181,500 should have been booked in the quarter ended September 30, 2005. The entry to correct this was booked in the quarter ended December 31, 2005.

United States Securities and Exchange Commission

March 9, 2007

Specifically, by “other unadjusted differences,” we refer to adjusting journal entries (unconnected with “correction of errors identified in prior periods”) that were identified in and relate to the reporting period and were not booked by management since the individual and cumulative impact of such entries was determined to be immaterial to the financial statements .

In evaluating whether these items were material, the Company considered them both individually and together with any other unadjusted differences that had been identified. The Company also assessed materiality both at the financial statement line item and for assets or liabilities in total. All unadjusted differences were also reviewed with the Company’s audit committee.

In light of the Company’s responses to the Staff’s comments set forth above, the Company does not believe it is appropriate to amend any of its historical filings, but will reflect the appropriate responses above in its future filings.

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (617) 248-5090.

Sincerely,

/s/ Barbara M. Johnson
Barbara M. Johnson

cc:	Megan Akst, Staff Accountant
Securities and Exchange Commission
John Shackleton, Chief Executive Officer
Paul McFeeters, Chief Financial Officer
John Trent, Vice President, General Counsel and Secretary
James Clarke, Legal Counsel and Assistant Secretary
Open Text Corporation

APPENDIX A

Open Text Corporation

Rollforward of “Goodwill”

For the quarters ended :

June 30, 2006

September 30, 2006

December 31, 2006

	Amounts in U.S Dollars: Dr/(Cr)
	Micostar/ MRS	IDI	Artesia	Blue Bird	Base 4	Open Image	Core Change	EDC	Gauss	Domea	Pallas	Vista	Centrinity	IXOS		Optura	Hummingbird	Total

Quarter ended June 30, 2006
IXOS Share purchases	—	—	—	—	—	—	—	—	—	—	—	—	—	385,445	—	—	—	385,445
IXOS Step Accounting	—	—	—	—	—	—	—	—	—	—	—	—	—	(218,612)	—	—	—	(218,612)
IXOS Stock option buy-out	—	—	—	—	—	—	—	—	—	—	—	—	—	14,099	—	—	—	14,099
Direct Acquisition Costs	—	—	—	—	—	—	—	—	65,859	—	—	—	—	992,619	—	1,242	—	1,059,720
95-3 accruals - Facility	—	—	—	—	—	—	—	—	—	—	—	—	—		—	(20,774)	—	(20,774)
IXOS miscellaneous adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	(121,136)	—	—	—	(121,136)
IXOS miscellaneous adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,500)	—	—	—	(10,500)
Excess Tilbury accrual released	—	—	—	(32,069)	—	—	—	—	—	—	—	—	—		—	—	—	(32,069)
Taxation entries	—	273,023	(1,105,476)	—	—	—	(620,000)	—	(2,803,187)	—	—	—	—	(9,045,630)	—	—	—	(13,301,270)

Subtotal: Adjustments relating to prior acqusitions																		(12,245,097)
Adjustments on account of foreign exchange	326,736	—	—	—	33,268	70,323	—	28,058	755,047	402,732	47,655	—	51,680	7,580,227	572,825	—	—	9,868,551

Total quarterly adjustments	326,736	273,023	(1,105,476)	(32,069)	33,268	70,323	(620,000)	28,058	(1,982,281)	402,732	47,655	—	51,680	(423,488)	572,825	(19,532)	—	(2,376,546)

																		—
Quarter ended September 30, 2006
IXOS Share purchases	—	—	—	—	—	—	—	—	—	—	—	—	—	332,566	—	—	—	332,566
IXOS Step Accounting	—	—	—	—	—	—	—	—	—	—	—	—	—	(250,772)	—	—	—	(250,772)
Direct Acquisition Costs	—	—	—	—	—	—	—	—	—	—	—	(6,005)	(33,951)	—	—	(12,460)	—	(52,416)
95-3 accruals - Facility	—	—	(306,124)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(306,124)
Taxation entries	—	—	—	—	—	—	—	—	—	—	—	—	—	(394,385)	—	—	—	(394,385)

Subtotal: Adjustments relating to prior acqusitions																		(671,131)
Adjustments on account of foreign exchange	(32,564)	—	—	—	(3,316)	(7,008)	—	(2,796)	(60,874)	(35,048)	(4,147)	—	(4,991)	(655,564)	(80,236)	—	—	(886,544)

Total quarterly adjustments	(32,564)	—	(306,124)	—	(3,316)	(7,008)	—	(2,796)	(60,874)	(35,048)	(4,147)	(6,005)	(38,942)	(968,155)	(80,236)	(12,460)	—	(1,557,675)

Quarter ended December 31, 2006
IXOS Share purchases	—	—	—	—	—	—	—	—	—	—	—	—	—	534,094	—	—	—	534,094
IXOS Step Accounting	—	—	—	—	—	—	—	—	—	—	—	—	—	(305,118)	—	—	—	(305,118)
Gauss Share Purchase - final purchase	—	—	—	—	—	—	—	—	856,050	—	—	—	—	—	—	—	—	856,050
95-3: Severance	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	23,619,155	23,619,155
95-3: Facility	—	—	—	—	—	—	—	—	—	—	—	—	(358,388)	(95,399)	—	—	2,407,788	1,954,001
Direct Acquisition Costs	—	—	—	—	—	—	—	—	(28,702)	—	—	—	(39,288)	—	—	—	1,000,000	932,010
Hummingbird PPA	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	139,483,230	139,483,230
Hummingbird vested options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	286,135	286,135
Hummingbird DTL on Intangibles	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	108,000,000	108,000,000
Taxation entries	—	—	—	—	—	—	—	—	—	—	—	—	—	8,401,000	—	—	—	8,401,000

Subtotal: Adjustments relating to Hummingbird and prior acqusitions																		283,760,557
Adjustments on account of foreign exchange	(274,331)	—	—	—	(27,932)	(59,045)	—	(23,559)	523,887	337,264	39,908	—	(41,467)	6,338,283	538,308	—	1,000	7,352,316

Total quarterly adjustments	(274,331)	—	—	—	(27,932)	(59,045)	—	(23,559)	1,351,235	337,264	39,908	—	(439,143)	14,872,860	538,308	—	274,797,308	291,112,873

Appendix B

Open Text Corporation

Rollforward of “Goodwill” for the fiscal year ended June 30, 2005

	Amounts in U.S Dollars: Dr/(Cr)
	Vista	Artesia	Optura	Gauss	IXOS	Bluebird	Other	Foreign Exchange	Total
Quarter ended September 30, 2004
Direct acquistion Costs	480,000	381,725	—	500,000	10,449	—	—	—	1,372,174
95-3 accrual - Severance related	—	270,000	—	(79,202)	—	—	—	—	190,798
95-3 accrual - Facilities related	—	1,097,884	—	—	(2,244,472)	—	—	—	(1,146,588)
PPA Adjustments	12,445,450	(913,224)	—	170,670	(270,815)	—	—	—	11,432,081
IXOS Share purchase	—	—	—	—	1,409,047	—	—	—	1,409,047
IXOS Stock Option Refund	—	—	—	—	(11,995)	—	—	—	(11,995)
Gauss Share purchases	—	—	—	328,237	—	—	—	—	328,237
Other Prior period adjustments	—	—	—	—	—	—	942,466	—	942,466

Subtotal: adjustments relating to Vista, Artesia and prior acquisitions									14,516,220
Adjustments on account of foreign exchange	—	—	—	—	—	—	—	362,000	362,000

Total quarterly adjustments	12,925,450	836,385	—	919,705	(1,107,786)	—	942,466	362,000	14,878,220

Quarter ended December 31, 2004
Direct acquistion Costs	—	—	—	—	—	—	—	—	—
95-3 accrual- Severance related	—	—	—	—	(320,000)	—	—	—	(320,000)
95-3 accrual - Facilities related	—	(115,680)	—	(263,000)	—	—	(212,465)	—	(591,145)
PPA adjustment	(5,526,600)	3,285,260	—	(485,865)	711,091	—	—	—	(2,016,114)
IXOS Step adjustment	—	—	—	—	(3,742,516)	—	—	—	(3,742,516)
IXOS Share Purchase	—	—	—	—	3,452,881	—	—	—	3,452,881
Gauss Share Purchase	—	—	—	56,943	—	—	—	—	56,943
Taxation entries	551,760	(1,335,964)	—	—	(6,305,461)	—	—	—	(7,089,665)
Other Prior period adjustments	—	—	—	—	—	—	(1,808,722)	—	(1,808,722)

Subtotal: adjustments relating to Vista, Artesia and prior acquisitions									(12,058,338)
Adjustments on account of foreign exchange	—	—	—	—	—	—	—	20,855,000	20,855,000

Total quarterly adjustments	(4,974,840)	1,833,616	—	(691,922)	(6,204,005)	—	(2,021,187)	20,855,000	8,796,662

Quarter ended March 31, 2005
Direct acquistion Costs	—	—	355,000	—	36,602	—	—	—	391,602
95-3 accrual - Severance related	—	(240,000)	—	—	149,233	—	—	—	(90,767)
95-3 accrual - Facilities related	—	(65,576)	138,000	—	411,740	—	(54,152)	—	430,012
PPA adjustment	—	(669,096)	1,798,887	23,921	2,188,303	—	—	—	3,342,015
IXOS Step adjustments	—	—	—	—	(2,018,145)	—	—	—	(2,018,145)
IXOS Share Purchase	—	—	—	—	3,477,601	—	—	—	3,477,601
Gauss Share Purchase	—	—	—	52,200	—	—	—	—	52,200
Taxation entries	—	126,000	—	—	134,429	—	—	—	260,429
Tilbury Earnout Settlement	—	—	—	—	—	1,544,036	—	—	1,544,036
Other Prior period adjustments	—	—	—	—	—	—	267,866	—	267,866

Subtotal: adjustments relating to Vista, Artesia, Optura and prior acquisitions									7,656,849
Adjustments on account of foreign exchange	—	—	—	—	—	—	—	(11,185,000)	(11,185,000)

Total quarterly adjustments	—	(848,672)	2,291,887	76,121	4,379,763	1,544,036	213,714	(11,185,000)	(3,528,151)

Quarter ended June 30, 2005
Direct acquistion Costs	—	—	—	—	—	—	—	—	—
95-3 accrual - Severance related	—	20,010	—	—	—	—	—	—	20,010
95-3 accrual - Facilities related	—	82,755	34,486	—	(239,508)	—	—	—	(122,267)
PPA adjustment	763,000	147,000	25,250	—	1,896,465	—	—	—	2,831,715
IXOS Step adjustments	—	—	—	—	(3,934,224)	—	—	—	(3,934,224)
IXOS Share Purchase	—	—	—	—	5,427,148	—	—	—	5,427,148
IXOS Stock Options	—	—	—	—	20,508	—	—	—	20,508
Gauss Shares	—	—	—	36,219	—	—	—	—	36,219
Taxation entries	—	—	—	(626,473)	(2,444,712)	—	—	—	(3,071,185)
Other Misc adjustments	—	65,079	—	—	—	—	—	—	65,079
Tilbury Earnout Settlement	—	—	—	—	—	222,000	—	—	222,000
Direct Acquistion Costs - Tilbury	—	—	—	—	—	720,000	—	—	720,000
Other Prior period adjustments	—	—	—	—	—	—	797,295	—	797,295

Subtotal: adjustments relating to Vista, Artesia, Optura and prior acquisitions									3,012,298
Adjustments on account of foreign exchange	—	—	—	—	—	—	—	(3,820,028)	(3,820,028)

Total quarterly adjustments	763,000	314,844	59,736	(590,254)	725,677	942,000	797,295	(3,820,028)	(807,730)

APPENDIX C

Open Text Corporation

Rollforward of “Goodwill” for the Fiscal year ended June 30, 2004

	Amounts in U.S Dollars: Dr/(Cr)
	IXOS	Gauss	Domea	Other	Foreign Exchange	Total
Quarter ended September 30, 2003
Other prior period acquisitions	—	—	—	(507,836)	—	(507,836)
Adjustments on account of foreign exchange	—	—	—	—	(327,769)	(327,769)

Total quarterly adjustments	—	—	—	(507,836)	(327,769)	(835,605)

Quarter ended December 31, 2003
Gauss PPA adjustment	—	7,638,225	—	—	—	7,638,225
Gauss Facilities/Severance/Direct Cost Accrual	—	4,576,775	—	—	—	4,576,775
Domea PPA adjustment	—	—	3,477,036	—	—	3,477,036
Domea Facilities/Severance/Direct Cost Accrual	—	—	244,964	—	—	244,964
Other prior period acquisitions	—	—	—	1,334,000	—	1,334,000

Subtotal: adjustments relating to prior acquisitions						17,271,000
Adjustments on account of foreign exchange	—	—	—	—	1,525,999	1,525,999

Total quarterly adjustments	—	12,215,000	3,722,000	1,334,000	1,525,999	18,796,999

Quarter ended March 31, 2004
IXOS PPA adjustment	119,836,000	—	—	—	—	119,836,000
IXOS Facilities/Severance/Direct Cost Accrual	38,762,000	—	—	—	—	38,762,000
Gauss PPA adjustment	—	(196,375)	—	—	—	(196,375)
Gauss Facilities/Severance/Direct Cost Accrual	—	—	—	—	—	—
Gauss taxation entries	—	3,855,377	—	—	—	3,855,377
Domea taxation entries	—	—	1,230,964	—	—	1,230,964
Domea Facilities/Severance/Direct Cost Accrual	—	—	—	—	—	—
Other prior period acquisitions	—	—	—	(1,165,666)	—	(1,165,666)

Subtotal: adjustments relating to prior acquisitions						162,322,300
Adjustments on account of foreign exchange	—	—	—	—	(1,554,300)	(1,554,300)

Total quarterly adjustments	158,598,000	3,659,002	1,230,964	(1,165,666)	(1,554,300)	160,768,000

Quarter ended June 30, 2004
IXOS PPA adjustment	11,423,000	—	—	—	—	11,423,000
IXOS taxation entries	(11,760,000)	—	—	—	—	(11,760,000)
IXOS Facilities/Severance/Direct Cost Accrual	9,452,000	—	—	—	—	9,452,000
Gauss PPA adjustment	—	1,427,773	—	—	—	1,427,773
Gauss Facilities/Severance/Direct Cost Accrual	—	(336,775)	—	—	—	(336,775)
Gauss taxation entries	—	—	—	—	—	—
Domea taxation entries	—	—	—	—	—	—
Domea Facilities/Severance/Direct Cost Accrual	—	—	105,036	—	—	105,036
Other prior period acquisitions	—	—	—	(535,355)	—	(535,355)

Subtotal: adjustments relating to prior acquisitions						9,775,679
Adjustments on account of foreign exchange	—	—	—	—	2,945,926	2,945,926

Total quarterly adjustments	9,115,000	1,090,998	105,036	(535,355)	2,945,926	12,721,605